SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 333-09470

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular Participações S.A. held on September 4, 2009.
2.	Minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular S.A. held on September 4, 2009.

Item 1

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 04, 2009.

1. DATE, TIME AND PLACE: September 04, 2009, at 10:00 a.m., at Av. Roque Petroni Junior, 1464, 6th floor, part B, in the City of São Paulo, State of São Paulo.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo Pacheco de Oliveira – Secretary.

3. ATTENDANCE: The call notice was dismissed as all members of the Board of Directors attended the meeting, and the meeting was initiated.

4. AGENDA AND RESOLUTION: to approve “ad referendum” of the General Shareholders’ Meeting of the Company, the request to the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários - CVM of the cancellation of its registration as a publicly-held company pursuant to the corporate restructuring involving the merger of shares of Telemig Celular S.A. into the Company with the subsequent merger of shares of the Company into Vivo Participações S.A. (“Vivo Part.”), which became its sole shareholder. The Chairman reminded the Directors that the cancellation of the registration of the Company was part of the Corporate Restructuring approved by the Board in the meeting held on August 29, 2009, “ad referendum” of the General Shareholders’ Meeting held on July 27, 2009. Such Corporate Restructuring had the purpose of simplifying the structure of the companies involved and consolidating the shareholders in one publicly-held Company, Vivo Part., with higher liquidity.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after their review and approval, were executed by the members of the Board and by the Secretary, who was registered in the proper corporate book.

Signatures: Luis Miguel Gilpérez López - President of the Board of Directors and Chairman; Shakhaf Wine - Vice-President of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo - Director (represented by Shakhaf Wine); Rui Manuel de M. D´Espiney Patrício – Director; Félix Pablo Ivorra Cano – Director; Ignácio Aller Mallo – Director; Carlos Manuel M. Fidalgo M. da Cruz - Director (represented by Shakhaf Wine); José Guimarães Monforte – Director; Antonio Gonçalves de Oliveira – Director; Marcelo Santos Barbosa – Director and Breno Rodrigo Pacheco de Oliveira – Secretary.

This is a true certified copy of the original minutes of the Extraordinary Meeting of the Board of Directors, held on September 04, 2009, drawn up in the appropriate book.

Breno Rodrigo Pacheco de Oliveira
Secretary – OAB/RS n° 45.479

Item 2

TELEMIG CELULAR S.A. CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.3.0001299-9 Publicly-held Company with Authorized Capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 4, 2009.

1. DATE, TIME AND PLACE: September 04, 2009, at 09:00 AM, at Av. Roque Petroni Junior, 1464, 6th floor, part B, at the City of São Paulo, State of São Paulo.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting and Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3. ATTENDANCE: The call notice was dismissed as all members of the Board of Directors attended the meeting, and the meeting was held.

4. AGENDA AND RESOLUTION: to approve “ad referendum” of the General Shareholders’ Meeting of the Company, the cancellation of its registration with the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários - CVM as a publicly-held company as a result of the corporate restructuring involving the merger of shares of the Company into Telemig Celular Participações S.A. (“TCP”), which became its sole shareholder, and which was followed by the subsequent merger of shares of TCP into Vivo Participações S.A. (“Vivo Part.”). The Chairman reminded the Directors that the cancellation of the registration of the Company was part of the Corporate Restructuring approved by the Board in the meeting held on August 29, 2009, “ad referendum” of the General Shareholders’ Meeting held on July 27, 2009. Such Corporate Restructuring had the purpose of simplifying the structure of the companies involved and consolidating the shareholders in one publicly-held Company, Vivo Part., which has greater liquidity.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after their review and approval, were executed by the members of the Board and by the Secretary, who was registered in the proper corporate book.

Signatures: Luis Miguel Gilpérez López - President of the Board of Directors and Chairman; Shakhaf Wine - Vice-President of the Board of Directors; Félix Pablo Ivorra Cano – Director; Rui Manuel de M. D´Espiney Patrício – Director; Antônio Cardoso dos Santos – Director and Breno Rodrigo Pacheco de Oliveira – Secretary.

TELEMIG CELULAR S.A. CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.3.0001299-9 Publicly-held Company with Authorized Capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 4, 2009.

This is a true certified copy of the original minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular S.A., held on September 04, 2009, drawn up in the appropriate book.

Breno Rodrigo Pacheco de Oliveira
Secretary – OAB/RS n° 45.479

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	September 4, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer